

March 20, 2019

Glenn A. Votek
Chief Financial Officer
Annaly Capital Management, Inc.
1211 Avenue Of The Americas
New York, New York 10036

> **Re: Annaly Capital Management, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2018**
> **Filed February 19, 2019**
> **File No. 001-13447**

Dear Mr. Votek:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2018

Item 7. Management's Discussion and Analysis
Non-GAAP Financial Measures, page 55

1. We note that beginning with the three months ended March 31, 2018 you revised your calculation of economic interest expense and economic net interest income (excluding PAA) to reflect the net interest component of all interest rate swaps. It appears that this change was caused by changes to your hedging portfolio. Please tell us how your hedging portfolio has changed and explain why these changes resulted in the change to your calculation of economic interest expense and economic net interest income (excluding PAA).

Note 10. Derivative Instruments, page F-24

2. Please tell us whether you have entered into any market agreed coupon ("MAC") interest rate swaps. To the extent you have entered into MAC interest rate swaps, please quantify

your exposure and clarify how you are accounting for such swaps. Your response should quantify total current notional separated by tiers of maturity, amounts paid/received to compensate for the off-market nature of such interest rate swaps and your accounting treatment should be supported by the GAAP accounting literature relied upon.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Wilson K. Lee, Senior Staff Accountant, at (202) 551 - 3468 or Robert F. Telewicz, Accounting Branch Chief, at (202) 551 - 3438 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities